UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Farmer Brothers Co

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

307675108

(CUSIP Number)

Carol Lynn Farmer Waite

c/o Farmer Brothers Co

20333 South Normandie Avenue

Torrance, CA 90502

(310) 787-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carol Lynn Farmer Waite

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,820

	8.	Shared Voting Power 6,312,692

	9.	Sole Dispositive Power 21,820

	10.	Shared Dispositive Power 6,312,692

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,315,514 shares of Common Stock, $1.00 par value(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 39.3%

14.	Type of Reporting Person (See Instructions) IN

(1) Ms. Waite disclaims beneficial ownership of 18,998 shares held in trusts for the benefit of her niece and nephews.

CUSIP No. 307675108

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Survivor’s Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Trust governed by the laws of the State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,493

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,493

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,493 shares of Common Stock, $1.00 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Trust governed by the laws of the State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust A created under the Roy E. Farmer Trust, dated October 11, 1957

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Trust governed by the laws of the State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,463,640

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,463,640

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,640 shares of Common Stock, $1.00 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeanne Ann Farmer Grossman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,550

	8.	Shared Voting Power 4,127,432

	9.	Sole Dispositive Power 9,550

	10.	Shared Dispositive Power 4,127,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,130,952 shares of Common Stock, $1.00 par value (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 25.7%

14.	Type of Reporting Person (See Instructions) IN

(1) Ms. Grossman disclaims beneficial ownership of 6,030 shares held in a trust for the benefit of her nephew.

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Francis Farmer, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,820

	8.	Shared Voting Power 6,312,490

	9.	Sole Dispositive Power 21,820

	10.	Shared Dispositive Power 6,312,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,290,800 shares of Common Stock, $1.00 par value (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 39.1%

14.	Type of Reporting Person (See Instructions) IN

(1) Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Marjorie Farmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,493

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,493 shares of Common Stock, $1.00 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Farmer Equities, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,617,530

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,617,530

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,530 shares of Common Stock, $1.00 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carol L. Waite Trust, dated August 26, 1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Trust governed by the laws of the State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,820

	8.	Shared Voting Power 2,617,530

	9.	Sole Dispositive Power 21,820

	10.	Shared Dispositive Power 2,617,530

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,639,350 shares of Common Stock, $1.00 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeanne F. Grossman Trust, dated August 22, 1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Trust governed by the laws of the State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,617,530

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,617,530

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,530 shares of Common Stock, $1.00 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3%

14.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. Farmer Revocable Living Trust, dated December 29, 1995

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Trust governed by the laws of the State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,820

	8.	Shared Voting Power 2,617,530

	9.	Sole Dispositive Power 21,820

	10.	Shared Dispositive Power 2,617,530

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,639,350 shares of Common Stock, $1.00 par value

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) OO (Trust)

Item 1.                          Security and Issuer

This Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on March 14, 2005 (the “Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 15, 2005 (“Amendment No. 1”), relates to shares of Common Stock, $1.00 par value (“Common Stock”), of Farmer Bros. Co., a Delaware corporation (the “Company”), having its principal executive offices at 20333 South Normandie Avenue, Torrance, California 90502. This Amendment No. 2 amends the Schedule 13D, as previously amended, to: (i) correct the number of shares reported in Amendment No. 1 that were transferred to a newly formed California limited partnership and the beneficial ownership of each Reporting Person resulting therefrom; (ii) report beneficial ownership of an additional 1,042 shares allocated to Roy E. Farmer under the Farmer Bros. Employee Stock Ownership Plan (the “ESOP”); and (iii) reflect cash received in lieu of a fractional share upon distribution of shares allocated to Roy F. Farmer by the ESOP. As a result, the aggregate number of shares of Common Stock beneficially owned by the Farmer Group (as defined below) is 6,399,822.

Item 2.                          Identity and Background

This Amendment No. 2 to the Schedule 13D is being filed on a joint basis pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”) by each of the following persons (collectively, the “Reporting Persons” and individually, a “Reporting Person”):

(a) Name:

(i) Carol Lynn Farmer Waite (“Ms. Waite”), who is a co-trustee of the Survivor’s Trust (as defined below), the Marital Trust (as defined below) and another family trust (not a Reporting Person) (collectively, the “Farmer Trusts”), a co-trustee and beneficiary of Trust A (as defined below), a trustee, beneficiary and/or settlor of various other family trusts, and a trustee of the Waite Trust (as defined below) which is a general partner of the Partnership (as defined below).

(ii) Survivor’s Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the “Survivor’s Trust”).

(iii) Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the “Marital Trust”).

(iv) Trust A created under the Roy E. Farmer Trust, dated October 11, 1957 (“Trust A”).

(v) Jeanne Ann Farmer Grossman (“Ms. Grossman”), who is a co-trustee of the Farmer Trusts, a co-trustee and beneficiary of Trust A, a trustee, beneficiary and/or settlor of various other family trusts, and trustee of the Grossman Trust (as defined below) which is a general partner of the Partnership.

(vi) Richard Francis Farmer, Ph.D. (“Dr. Farmer”), who is a co-trustee and beneficiary of Trust A, a trustee, beneficiary and/or settlor of various other family trusts, and a trustee of the Richard Farmer Trust (as defined below) which is a general partner of the Partnership.

(vii) Emily Marjorie Farmer (“Mrs. Farmer”), who is the sole beneficiary and surviving settlor of the Farmer Trusts, and the sole beneficiary of various other family trusts.

(viii) Farmer Equities, LP, a California limited partnership (the “Partnership”), the primary purpose of which is to hold shares of Common Stock.

(ix) Carol L. Waite Trust, dated August 26, 1997 (the “Waite Trust”), as a general partner of the Partnership pursuant to General Instruction C of Schedule 13D.

(x) Jeanne F. Grossman Trust, dated August 22, 1997 (the “Grossman Trust”), as a general partner of the Partnership pursuant to General Instruction C of Schedule 13D.

(xi) Richard F. Farmer Revocable Living Trust, dated December 29, 1995 (the “Richard Farmer Trust”), as a general partner of the Partnership pursuant to General Instruction C of Schedule 13D.

(b) The business address for each of the Reporting Persons is: c/o Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502.

(c) Present Principal Occupation or Employment:

(i) For Ms. Waite: Retired elementary schoolteacher.

(ii) For the Survivor’s Trust: Not Applicable.

(iii) For the Marital Trust: Not Applicable.

(iv) For Trust A: Not applicable.

(v) For Ms. Grossman: Homemaker.

(vi) For Dr. Farmer: Visiting Scientist — Oregon Research Institute, 1715 Franklin Boulevard, Eugene, Oregon 97403.

(vii) For Mrs. Farmer: Retired.

(viii) For the Partnership: Hold shares of Common Stock.

(ix) For the Waite Trust: Not applicable.

(x) For the Grossman Trust: Not applicable.

(xi) For the Richard Farmer Trust: Not applicable.

(d) Conviction in Criminal Proceedings: None of the Reporting Persons have been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Party to Civil Proceeding: None of the Reporting Persons have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i) For Ms. Waite: United States of America.

(ii) For the Survivor’s Trust: The Survivor’s Trust is governed by the laws of the State of California.

(iii) For the Marital Trust: The Marital Trust is governed by the laws of the State of California.

(iv) For Trust A: Trust A is governed by the laws of the State of California.

(v) For Ms. Grossman: United States of America.

(vi) For Dr. Farmer: United States of America.

(vii) For Mrs. Farmer: United States of America

(viii) For the Partnership: The Partnership is a limited partnership governed by the laws of the State of California.

(ix) For the Waite Trust: The Waite Trust is governed by the laws of the State of California.

(x) For the Grossman Trust: The Grossman Trust is governed by the laws of the State of California.

(xi) For the Richard Farmer Trust: The Richard Farmer Trust is governed by the laws of the State of California.

Item 3.                          Source and Amount of Funds or Other Consideration

The Partnership acquired beneficial ownership of 2,617,530 shares of Common Stock on December 14, 2005 when such shares were contributed to the Partnership by the Farmer Trusts and various other family trusts (the “Partnership Contribution”).  No shares were purchased or sold.

For purposes of Section 13 of the Act, the Reporting Persons (other than the  Marital Trust which no longer has beneficial ownership of shares of Common Stock as reported herein) comprise a group (the “Farmer Group”).  The Farmer Group is deemed to have beneficial ownership of all shares beneficially owned by any Reporting Person.  As a result, the Farmer Group is deemed to beneficially own a total of 6,399,822 shares of Common Stock, representing 39.8% of the 16,075,080 shares of Common Stock outstanding. The increase in the number of shares beneficially owned by the Farmer Group since Amendment No. 1 includes: (i) the allocation of an additional 1,042 shares under the ESOP to Roy E. Farmer, which are treated as being beneficially owned by a trust, the trustees of which are Ms. Waite and Ms. Grossman, and (ii) the distribution of 2,493 shares and payment of $17.56 cash in lieu of fractional shares by the ESOP for the benefit of Roy F. Farmer to Emily Marjorie Farmer who subsequently contributed such shares to the Survivor’s Trust.  Such shares were retained by the Survivor’s Trust rather than contributed to the Partnership as originally reported in Amendment No. 1. No shares were purchased or sold.

The Partnership Contribution resulted in the following beneficial ownership for each Reporting Person:

For Ms. Waite: Ms. Waite is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in the Waite Trust of which she is the sole trustee, beneficiary and settlor; (ii) 2,617,530 shares of Common Stock as sole trustee of the Waite Trust which is a general partner of the Partnership; and (iii) 3,695,162 shares of Common Stock as successor co-trustee of various family trusts, for the benefit of herself and family members. Ms. Waite disclaims beneficial ownership of 18,998 shares held in trusts for the benefit of her niece and nephews.

For the Survivor’s Trust:  The Survivor’s Trust is direct the beneficial owner of 2,493 shares of Common Stock.  In connection with the Partnership Contribution, the Survivor’s Trust contributed 855,275 shares of Common Stock beneficially owned by it to the Partnership in exchange for limited partnership interests.  As a result, as a limited partner, the Survivor’s Trust is no longer the beneficial owner of the shares contributed to the Partnership since it no longer has voting or investment power over such shares.  Except as required by this Amendment No. 2, the Survivor’s Trust is no longer a Reporting Person since its beneficial ownership of shares of Common Stock is less than 1%.

For the Marital Trust:  In connection with the Partnership Contribution, all shares of Common Stock beneficially owned by the Marital Trust were contributed to the Partnership in exchange for limited partnership interests.  As a result, the beneficial ownership of the Marital Trust ceased at the time of the Partnership Contribution since, as a limited partner, the Marital Trust no longer has voting or investment power over the shares now directly beneficially owned by the Partnership.

For Trust A:  Trust A is the direct beneficial owner of 1,463,640 shares of Common Stock.  On June 16, 2005, Ms. Waite, Ms. Grossman and Dr. Farmer were appointed successor co-trustees of Trust A by the Los Angeles County Superior Court.  The number of shares beneficially owned by Trust A was not affected by the Partnership Contribution.

For Ms. Grossman: Ms. Grossman is the indirect beneficial owner of: (i) 9,550 shares of Common Stock as successor trustee of a family trust for the benefit of her daughter; (ii) 2,617,530 shares of Common Stock as sole trustee of the Grossman Trust which is a general partner of the Partnership; and (iii) 1,509,902 shares of Common Stock as successor co-trustee of various family trusts for the benefit of herself and family members. Ms. Grossman disclaims beneficial ownership of 6,030 shares held in a trust for the benefit of her nephew.

For Dr. Farmer: Dr. Farmer is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in the Richard Farmer Trust of which he is the sole trustee, beneficiary and settlor; (ii) 2,617,530 shares of Common Stock as sole trustee of the Richard Farmer Trust which is a general partner of the Partnership; and (iii) 3,694,960 shares of Common Stock as successor co-trustee of various family trusts for the benefit of himself and family members. Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.

For Mrs. Farmer:  Mrs. Farmer is the indirect beneficial owner of 2,493 shares of Common Stock as the surviving settlor of the Survivor’s Trust with the power to revoke such trust.  In connection with the Partnership Contribution, the Survivor’s Trust contributed 855,275 shares beneficially owned by it to the Partnership in exchange for limited partnership interests.  As a result, the beneficial ownership of Mrs. Farmer over the shares contributed by the Survivor’s Trust to the Partnership ceased at the time of the Partnership Contribution since, as a limited partner, the Survivor’s Trust no longer has voting or investment power over such shares. Except as required by this Amendment No. 2, Mrs. Farmer is no longer a Reporting Person since her beneficial ownership of shares of Common Stock is less than 1%.

For the Partnership:  The Partnership acquired direct beneficial ownership of 2,617,530 shares of Common Stock on December 14, 2005 when such shares were contributed to the Partnership by the Farmer Trusts and various other family trusts.

For the Waite Trust:  The Waite Trust acquired indirect beneficial ownership of 2,617,530 shares of Common Stock as a general partner of the Partnership and is included as a Reporting Person pursuant to General Instruction C of Schedule 13D.  In addition, the Waite Trust was the beneficial owner of 21,820 shares of Common Stock prior to the Partnership Contribution.

For the Grossman Trust:  The Grossman Trust acquired indirect beneficial ownership of 2,617,530 shares of Common Stock as a general partner of the Partnership and is included as a Reporting Person pursuant to General Instruction C of Schedule 13D.

For the Richard Farmer Trust:  The Richard Farmer Trust acquired indirect beneficial ownership of 2,617,530 shares of Common Stock as a general partner of the Partnership and is included as a Reporting Person pursuant to General Instruction C of Schedule 13D.  In addition, the Richard Farmer Trust was the beneficial owner of 21,820 shares of Common Stock prior to the Partnership Contribution.

Item 4.                          Purpose of Transaction

The purpose of the Partnership Contribution was to consolidate shares of Common Stock owned by various family trusts.

Except as otherwise described in this Item 4, none of the Reporting Persons is aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

b. Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. A sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

d. Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Any other material change in the Company’s business or corporate structure;

g. Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j. Any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Farmer family or entities controlled by the Farmer family (such as trusts or business entities) in which such Reporting Person may acquire or dispose of shares of Common Stock.

Changes to the Company’s present Board of Directors may occur as a result of persons nominated for election as directors by the Board of Directors or a committee thereof and who are subsequently elected by the Company’s stockholders.

Item 5.                          Interest in Securities of the Issuer

a.                 The Farmer Group is deemed to be the beneficial owner of all shares beneficially owned by any Reporting Person.  As a result, the Farmer Group is deemed to beneficially own a total of 6,399,822 shares, representing 39.8% of the 16,075,080 shares of Common Stock outstanding.

Following the Partnership Contribution, the beneficial ownership of each Reporting Person is as follows:

(i) For Ms. Waite: Ms. Waite is the indirect beneficial owner, in the aggregate, of 6,315,514 shares, representing 39.3% of the 16,075,080 shares of Common Stock outstanding.  Ms. Waite disclaims beneficial ownership of 18,998 shares held in trusts for the benefit of her niece and nephews.

(ii) For the Survivor’s Trust: The Survivor’s Trust is the direct beneficial owner of 2,493 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.

(iii) For the Marital Trust:  The Marital Trust is no longer a beneficial owner of shares of Common Stock.

(iv) For Trust A:  Trust A is the direct beneficial owner of 1,463,640 shares, representing 9.1% of the 16,075,080 shares of Common Stock outstanding.

(v) For Ms. Grossman: Ms. Grossman is the indirect beneficial owner, in the aggregate, of 4,130,952 shares, representing 25.7% of the 16,075,080 shares of Common Stock outstanding.  Ms. Grossman disclaims beneficial ownership of 6,030 shares held in a trust for the benefit of her nephew.

(vi) For Dr. Farmer: Dr. Farmer is the indirect beneficial owner, in the aggregate, of 6,290,800 shares, representing 39.1% of the 16,075,080 shares of Common Stock outstanding. Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.

(vii) For Mrs. Farmer: Mrs. Farmer is the indirect beneficial owner of 2,493 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.

(viii) For the Partnership: The Partnership is the direct beneficial owner of 2,617,530 shares of Common Stock, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(ix) For the Waite Trust: The Waite Trust is the direct beneficial owner of 21,820 shares of Common Stock.  The Waite Trust is the indirect beneficial owner of 2,617,530 shares of Common Stock as a general partner of the Partnership.  In the aggregate, the Waite Trust is the beneficial owner of 2,639,350 shares, representing 16.4% of the 16,075,080 shares of Common Stock outstanding.

(x) For the Grossman Trust: The Grossman Trust is the indirect beneficial owner of 2,617,530 shares of Common Stock as a general partner of the Partnership, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(xi) For the Richard Farmer Trust: The Richard Farmer Trust is the direct beneficial owner of 21,820 shares of Common Stock. The Richard Farmer Trust is the indirect beneficial owner of 2,617,530 shares of Common Stock as a general partner of the Partnership.  In the aggregate, the Richard Farmer Trust is the beneficial owner of 2,639,350 shares, representing 16.4% of the 16,075,080 shares of Common Stock outstanding.

b.  The Farmer Group is deemed to be the beneficial owner of all shares beneficially owned by any Reporting Person.  As a result, the Farmer Group has shared power to vote and dispose of 6,399,822 shares, representing 39.8% of the 16,075,080 shares of Common Stock outstanding.

Following the Partnership Contribution, the voting and dispositive power of each Reporting Person is as follows:

(i) For Ms. Waite: Ms. Waite as the sole trustee of her own revocable living trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.  Ms. Waite as the sole trustee of the Waite Trust which is a general partner of the Partnership, and as the co-trustee of various trusts for the benefit of family members, including herself, has the shared power to vote and dispose of 6,312,692 shares, representing 39.3% of the 16,075,080 shares of Common Stock outstanding.

(ii) For the Survivor’s Trust: The Survivor’s Trust has the sole power to vote and dispose of 2,493 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.

(iii) For the Marital Trust:  The Marital Trust no longer has voting and dispositive power over shares of Common Stock.

(iv) For Trust A: Trust A has the sole power to vote and dispose of 1,463,640 shares, representing 9.1% of the 16,075,080 shares of Common Stock outstanding.

(v) For Ms. Grossman: Ms. Grossman as the sole trustee of an irrevocable trust for the benefit of her daughter has the sole power to vote and dispose of 9,550 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.  Ms. Grossman as the sole trustee of the Grossman Trust which is a general partner of the Partnership, and as the co-trustee of various trusts for the benefit of family members, including herself, has the shared power to vote and dispose of 4,127,432 shares, representing 25.7% of the 16,075,080 shares of Common Stock outstanding.

(vi) For Dr. Farmer: Dr. Farmer as the sole trustee of his own revocable living trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.  Dr. Farmer as the sole trustee of the Richard Farmer Trust which is a general partner of the Partnership, and as the co-trustee of various trusts for the benefit of family members, including himself, has the shared power to vote and dispose of 6,312,490 shares, representing 39.3% of the 16,075,080 shares of Common Stock outstanding.

(vii) For Mrs. Farmer:  Mrs. Farmer is the beneficiary and surviving settlor of the Survivor’s Trust.  She has the shared power to dispose of 2,493 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding, by right of revocation.  Mrs. Farmer does not have voting power over such shares unless the trust is revoked.

(viii) For the Partnership: The Partnership has the sole power to vote and dispose of 2,617,530 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(ix) For the Waite Trust: The Waite Trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.  The Waite Trust as a general partner of the Partnership has the shared power to vote and dispose of 2,617,530 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(x) For the Grossman Trust: The Grossman Trust as a general partner of the Partnership has the shared power to vote and dispose of 2,617,530 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(xi) For the Richard Farmer Trust: The Richard Farmer Trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding.  The Richard Farmer Trust as a general partner of the Partnership has the shared power to vote and dispose of 2,617,530 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

c. No transactions in shares of Common Stock were effected during the past 60 days by any of the Reporting Persons other than forms filed by the Farmer Group in connection with the distribution of an aggregate of 3,799 shares of Common Stock allocated to Roy E. Farmer by the ESOP.  Such shares are included in the beneficial ownership reported herein.

d.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

e. The Marital Trust ceased to be the beneficial owner of shares of Common Stock on December 14, 2005, the date of the Partnership Contribution.

Item 6.                          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the Reporting Persons are immediate family members or limited partnerships or trusts for their benefit and/or the benefit of other family members.  For purposes of Section 13 of the Act, the Reporting Persons comprise a group, the membership in which is expressly affirmed hereby.  In addition to the limited partnership agreement of the Partnership and the various trust instruments under which the Reporting Persons are trustees, beneficiaries and/or settlors, each of the Reporting Persons shares an understanding that the Common Stock beneficially owned by the Farmer Group will be held and voted in unison.

Item 7.                          Material to be Filed as Exhibits.

Exhibit 1 — Joint Filing Agreement dated September 15, 2006, by and among each of the Reporting Persons.

Incorporation by reference — That certain Limited Power of Attorney for Farmer Bros. Co. Filings under the Securities Exchange Act of 1934 attached as an exhibit to the Form 4 of Carol Lynn Farmer Waite filed with the Securities and Exchange Commission on March 14, 2005, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2006

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

Survivor’s Trust created under the Roy F. Farmer and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, and
By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Jeanne Ann Farmer Grossman, as Co-Trustees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2006

Marital Trust created under the Roy F. Farmer and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, and
By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Jeanne Ann Farmer Grossman, as Co-Trustees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2006

Trust A created under the Roy E. Farmer Trust dated October 11, 1957

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite,
By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Jeanne Ann Farmer Grossman, and
By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Richard Francis Farmer, as Co-Trustees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Richard Francis Farmer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Jeanne Ann Farmer Grossman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Emily Marjorie Farmer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

Farmer Equities, LP, a California limited partnership

By:	Carol L. Waite Trust, dated August 26, 1997, its General Partner
By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

Carol L. Waite Trust, dated August 26, 1997

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

Jeanne F. Grossman Trust, dated August 22, 1997

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Jeanne F. Grossman, Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2006

Richard F. Farmer Revocable Living Trust, dated December 29, 1995

By:	/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite, Attorney-In-Fact For Richard F. Farmer, Trustee